Ener-Core, Inc.

9400 Toledo Way

Irvine, California 92618

Telephone: (949) 616-3300

January 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn: Pamela A. Long, Edward M. Kelly and Erik K. Jaskot

Re:	Ener-Core, Inc. Registration Statement on Form S-1 (File No. 333-192612) Request for Acceleration of Effectiveness

Dear Ms. Long, Mr. Kelly and Ms. Jaskot:

Ener-Core, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m. (E.S.T.) on Thursday, January 16, 2014, or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 14, 2014

We respectfully request that we be notified of such effectiveness by a telephone call to Kevin Leung, of LKP Global Law, LLP, at (424) 239-1901, or in his absence Dominador Tolentino, also of LKP Global Law, LLP, at (424) 239-1904. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Leung, via email at kleung@lkpgl.com.

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer